UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

GALECTIN THERAPEUTICS, INC.

(Name of Issuer)

Common Stock $0.001 par value per share

(Title of Class of Securities)

299096 107

(CUSIP Number)

James C. Czirr
10X Capital Management, LLC

545 Dutch Valley Road, N.E., Suite A

Atlanta, Georgia 30324

(208) 290-4770

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096 107

1.	Names of Reporting Person. 10X Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization State of Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power – 11,855,510*
	8.	Shared Voting Power – N/A
	9.	Sole Dispositive Power – 11,855,510*
	10.	Shared Dispositive Power – N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,855,510*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 23.3% **
14.	Type of Reporting Person (See Instructions) PN

* Amount of securities beneficially owned by 10X Fund, L.P. (“10X Fund”) includes (i) 6,509,301 common shares; and (ii) 5,346,209 shares issuable upon exercise of warrants.

** Calculation of percentage based on a total of 45,550,226 shares of Common Stock as of February 20, 2019.

CUSIP No. 299096 107

1.	Names of Reporting Person. 10X Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization State of Florida, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power – 12,330,510*
	8.	Shared Voting Power – N/A
	9.	Sole Dispositive Power – 12,330,510*
	10.	Shared Dispositive Power – N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,330,510*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 26.8% **
14.	Type of Reporting Person (See Instructions) IA, HC

* Amount of securities beneficially owned by 10X Capital Management, LLC (“10X Capital”) includes (i) 475,000 shares issuable upon exercise of warrants held by 10X Capital; (ii) 6,509,301 common shares held by 10X Fund, L.P.; and (iii) 5,346,209 shares issuable upon exercise of warrants held by 10X Fund. 10X Capital is the general partner of 10X Fund, and controls the decision to vote or dispose of any shares held by 10X Fund.

** Calculation of percentage based on a total of 45,550,226 shares of Common Stock as of February 20, 2019.

CUSIP No. 299096 107

1.	Names of Reporting Person. James C. Czirr
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power – 1,561,547*
	8.	Shared Voting Power – 12,330,510*
	9.	Sole Dispositive Power – 1,561,547*
	10.	Shared Dispositive Power – 12,330,510*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,892,057*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 30.1% **
14.	Type of Reporting Person (See Instructions) IN

* Amount of securities beneficially owned directly by James C. Czirr (“Mr. Czirr”) includes (i) 891,630 shares owned outright, (ii) 653,250 shares issuable upon vested stock options, (iii) 16,667 shares issuable upon conversion of shares of Series A Preferred Stock owned by Mr. Czirr. Mr. Czirr’s beneficial ownership also includes: (i) 475,000 shares issuable upon exercise of warrants held by 10X Capital; (ii) 6,509,301 common shares held by 10X Fund; and (iii) 5,346,209 shares issuable upon exercise of warrants held by 10X Fund. Mr. Czirr, as a member and manager of 10X Capital, the general partner of 10X Fund, shares voting and investment power over shares held by 10X Fund and 10X Capital, and disclaims beneficial ownership of shares owned by 10X Fund or 10X Capital except to the extent of his beneficial interest in such entities. 10X Capital is the general partner of 10X Fund, and controls the decision to vote or dispose of any shares held by 10X Fund.

** Calculation of percentage based on a total of 45,550,226 shares of Common Stock as of February 20, 2019.

This Amendment No. 12 to Schedule 13D supersedes and replaces the Schedule 13D (the “Original Statement”) initially filed on March 24, 2009, as amended from time to time thereafter.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Galectin Therapeutics, Inc. (the “Issuer”). The principal executive officers of the Issuer are located at 4960 Peachtree Industrial Boulevard, Suite 240, Norcross, GA 30071.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed by:

(i) 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership;

(ii) 10X Capital Management, LLC (“10X Capital”), a Florida limited liability company, the general partner of 10X Fund;

(iii) James C. Czirr (“Mr. Czirr”), the managing member of 10X Capital.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Persons is c/o 10X Capital Management, LLC, 545 Dutch Valley Road, N.E., Suite A, Atlanta, Georgia 30324.

(c) 10X Fund is an investment fund. 10X Capital only business activity is to serve as the general partner of 10X Fund. Mr. Czirr is the majority owner and managing member of 10X Capital.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

10X Fund: As of March 29, 2019, 10X Fund owned directly (i) 6,509,301 common shares; and (ii) warrants to acquire 5,346,209 common shares.

The source of the funds used to acquire the securities beneficially owned by 10X Fund were funds invested by limited partners of 10X Fund, which were then invested in the Issuer’s securities.

Pursuant to a Securities Purchase Agreement dated February 12, 2009, 10X Fund invested an aggregate of $6,000,000 in the Issuer in eleven different closings, pursuant to which it acquired an aggregate of 900,000 shares of Series B-1 Preferred Stock, 2,100,000 shares of Series B-2 Preferred Stock, 1,000,000 Class A-1 Warrants, 1,000,000 Class A-2 Warrants, and 4,000,000 Class B Warrants. All of the funds invested by 10X Fund were derived from investments by limited partners in 10X Fund.

In 2011, 10X Fund invested an aggregate of $3,000,000 in the Issuer for 1,000,000 common shares through the exercise of the Class A-1 Warrants. All of the funds invested by 10X Fund were derived from investments by limited partners in 10X Fund.

In 2013 and 2014, 10X Fund invested an aggregate of $3,000,000 in the Issuer for 1,000,000 common shares through the exercise of the Class A-2 Warrants. All of the funds invested by 10X Fund were derived from investments by limited partners in 10X Fund.

Pursuant to a Securities Purchase Agreement and a Lock-Up Agreement each dated September 22, 2016, 10X Fund invested in aggregate of $2,508,000 in the Issuer in three different closings, pursuant to which it acquired 2,508,000 of Series B-3 Preferred Stock, 1,342,009 Series B Warrants, and 1,127,033 Lock-Up Warrants.

10X Fund’s current ownership of common stock of the Issuer is derived from the following transactions: 2,498,184 shares received as stock dividends on the Series B-1, B-2 and B-3 Preferred Stock; plus 1,000,000 shares received on exercise of Class A-1 Warrants; plus 1,000,000 shares received on exercise of Class A-2 Warrants; plus 600,000 shares received on conversion of the Series B-1 Preferred Stock; plus 1,400,000 shares received on conversion of the Series B-2 Preferred Stock; plus 1,789,346 shares received on conversion of the Series B-3 Preferred Stock; less 1,020,756 shares sold on the open market, less 757,473 shares distributed to limited partners who withdrew from 10X Fund in 2016.

10X Fund’s current ownership of 2,877,167 Class B Warrants is derived from the following transactions: 4,000,000 warrants issued under the February 12, 2009 securities purchase agreement; less 700,000 warrants allocable to 10X Capital under the terms of the offering to limited partners; less 422,833 Class B Warrants distributed to limited partners who withdrew from 10X Fund in 2016.

10X Capital: As of March 29, 2019, 10X Capital owned directly 475,000 Class B Warrants of the Issuer issued under the Securities Purchase Agreement dated February 12, 2009. Under the terms of 10X Fund’s offering to its limited partners, 700,000 of the Class B Warrants were allocable to 10X Capital. 10X Capital subsequently donated 225,000 of the Class B Warrants to The Widows and Orphans Fund.

Mr. Czirr: As of March 29, 2019, Mr. Czirr beneficially owned directly the following shares of common stock: (i) 891,630 shares owned outright, (ii) 653,250 shares issuable upon vested stock options, and (iii) 16,667 shares issuable upon conversion of shares of Series A Preferred Stock. The source of funds to acquire the securities owed by Mr. Czirr were either his personal funds or services provided by him to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired their interests in the Issuer for investment purposes. The Reporting Persons intend to monitor and evaluate their investment on a continuing basis. Under the terms of the Class B Warrants held by 10X Fund, 10X Fund has the right to nominate one person to the board of directors of the Issuer. It intends to exercise such right, and nominate Mr. Czirr for that board position.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Persons do not have any plans or proposals which related to or would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to change their intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 45,550,226 shares of Common Stock issued and outstanding as reported by the Issuer) are as follows:

10X Fund, L.P.
a)	Amount beneficially owned: 11,855,510	Percentage 23.3%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	11,855,510
	ii) Shared power to vote or to direct the vote:	—
	iii) Sole power to dispose or to direct the disposition of:	11,855,510
	iv) Shared power to dispose or to direct the disposition of:	—

10X Capital Management, LLC
a)	Amount beneficially owned: 12,330,510	Percentage 26.8%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	12,330,510
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	12,330,510

James C. Czirr
a)	Amount beneficially owned: 13,892,057	Percentage 30.1%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	1,561,547
	ii) Shared power to vote or to direct the vote:	12,330,510
	iii) Sole power to dispose or to direct the disposition of:	1,561,547
	iv) Shared power to dispose or to direct the disposition of:	12,330,510

Mr. Czirr, as a member of and the managing member of 10X Capital, which is the general partner of 10X Fund, may be deemed to share beneficial ownership of any shares of common stock beneficially owned by 10X Capital and 10X Fund, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in 10X Fund and 10X Capital.

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D: None.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities: None.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies, other than the documents filed as Exhibits hereto pursuant to Item 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
A	Registration Rights Agreement dated February 12, 2009 between the Issuer and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 17, 2009

B	Form of Amended and Restated Class B Common Stock Purchase Warrant	Incorporated by reference from Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 15, 2019

C	Form of Class B-3 Common Stock Purchase Warrant	Incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 27, 2016

D	Form of Lock-Up Common Stock Purchase Warrant	Incorporated by reference from Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 27, 2016

E	Registration Rights Agreement, dated September 22, 2016, by and between Galectin Therapeutics Inc. and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Commission on September 27, 2016

F	Joint Filing Agreement	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2019

Date

10X FUND, L.P.

By: 10X Capital Management, LLC, general partner

/s/ James C. Czirr

Signature

James C. Czirr, Managing Member

Name/Title

April 1, 2019

Date

10X CAPITAL MANAGEMENT, LLC

/s/ James C. Czirr

Signature

James C. Czirr, Managing Member

Name/Title

April 1, 2019

Date

/s/ James C. Czirr

Signature

James C. Czirr, Individually

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.